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                            June 21, 2021

       Maurice Dukes
       Chief Executive Officer
       PF Royalty I LLC
       2255 S. Wadsworth Blvd., Suite 106
       Lakewood, CO 80227

                                                        Re: PF Royalty I LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 27, 2021
                                                            File No. 024-11508

       Dear Mr. Dukes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 3. Please clarify the amount of securities subject to this offering statement
that are being allocated to your distribution reinvestment
                                                        program.
 Maurice Dukes
FirstName
PF RoyaltyLastNameMaurice  Dukes
           I LLC
Comapany
June       NamePF Royalty I LLC
     21, 2021
June 21,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
Interests are not liquid in the short term . . . , page 12

2. We note your response to comment 2. Please revise this risk factor to clarify that investors are prohibited from transferring their shares within the first three years unless approved by the manager and that you have no intention of establishing a redemption plan or other form of liquidity for investors.
Plan of Distribution, page 24

3. We note your response to comment 12 and your revisions to the offering, including that you intend to conduct "monthly" closings. We note that the form of subscription agreement filed as exhibit 4.1 does not appear to contemplate "monthly" closings, and instead appears to reference a single closing. In addition, we note that section 3.2 indicates that the manager retains sole discretion to accept or reject, in whole or in part, a subscription. Please revise the description of your offering, and in particular, the "Plan of
         Distribution" section, for consistency with the subscription agreement.
       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      J. Martin Tate